AMENDMENT NO. 3 TO
RIGHTS AGREEMENT
OF
TXCO RESOURCES INC.
(F/K/A THE EXPLORATION COMPANY OF DELAWARE, INC.)
A Delaware corporation

This Amendment No. 3 to Rights Agreement (the “Amendment”) is made and entered into as of the 3rd day of March, 2008, by and between TXCO Resources Inc. (f/k/a The Exploration Company of Delaware, Inc.), a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company (the “Rights Agent”). This Amendment is intended to modify the Rights Agreement, dated June 29, 2000, between the Company and Fleet National Bank, as Rights Agent (the “Rights Agreement”). American Stock Transfer & Trust Company has succeeded to the rights and obligations of Fleet National Bank as Rights Agent under the Rights Agreement. Defined terms not otherwise defined in this Amendment shall have the meanings given to them in the Rights Agreement.

RECITALS:

A. Pursuant to the terms of that certain Securities Purchase Agreement (the “Purchase Agreement”) dated on or about February 28, 2008 by and among the Company and the investors listed on the Schedule of Buyers attached thereto (the “Buyers”), the Company is proposing to raise additional capital through the issuance and sale to the Buyers of convertible preferred stock of the Company, designated as Series E Convertible Preferred Stock (such issuance and sale, the “Preferred Stock Financing”) and to exchange of the Buyers shares of Series C Convertible Preferred Stock of the Company for shares of Series D Convertible Preferred Stock of the Company (such exchange, the “Exchange” and together with the Preferred Stock Financing, the “Transaction”).

B. As a condition to consummating the Transaction, the Company and its Board of Directors are required to take all necessary action in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision which is or could become applicable to any Buyer as a result of the transactions contemplated by the Purchase Agreement.

C. The Board of Directors of the Company has determined that it is in the best interests of the Company to amend the Rights Agreement accordingly.

In consideration of the foregoing, and of the covenants and agreements set forth below, the parties agree as follows:

1. Section 7(g) of the Rights Agreement is hereby amended to shall read in its entirety as follows:

“(g) Notwithstanding anything in this Agreement to the contrary, (1) no investor purchasing or exchanging securities pursuant to that certain Securities Purchase Agreement, dated on or about February 28, 2008 (the “2008 Purchase Agreement”), by and among the Company and the investors listed on the Schedule of Buyers attached thereto, shall become an “Acquiring Person” solely as a result of the transactions contemplated by the 2008 Purchase Agreement or the Transaction Documents (as defined therein) and (2) no Rights shall be exercisable under this Agreement if the Company otherwise determines that such exercise would directly or indirectly violate, or otherwise conflict with, the Company’s obligations pursuant to the Transaction Documents.”

2.Miscellaneous.

(a) Except as herein modified and amended, all the terms and conditions of the Rights Agreement shall remain in full force and effect.

(b) This Amendment shall be governed by the laws of the State of Delaware, without regard to the choice of law or conflict of law principles thereof that direct the application of the laws of a different state.

(c) This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

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EXECUTED as of the date first above written.

TXCO RESOURCES INC.
a Delaware corporation

By:	/s/ James E. Sigmon
James E. Sigmon, President

AMERICAN STOCK TRANSFER & TRUST COMPANY
as Rights Agent

By:	/s/ Herbert J. Lemmer
Name:	Herbert J. Lemmer
Title:	Vice President